UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934

BARRIER THERAPEUTICS, INC.
(Name of Subject Company (Issuer))

BENGAL ACQUISITION INC.,
a wholly-owned subsidiary of
STIEFEL LABORATORIES, INC.
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

CUSIP Number 06850R108

(CUSIP Number of Class of Securities)

Charles W. Stiefel
Chairman of the Board and Chief Executive Officer
Stiefel Laboratories, Inc.
255 Alhambra Circle
Coral Gables, Florida 33134
(305) 443-3800
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Gregory B. Astrachan
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
(212) 728-8000

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$150,134,483.60	$5,900.29

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction value was calculated by multiplying the offer price of $4.15 per share (the “Offer Price”), by the aggregate of 36,176,984, the number of shares of common stock, par value $0.0001 per share (“Shares”), of Barrier Therapeutics, Inc. (“Barrier”) outstanding on a fully diluted as of June 16, 2008, as represented by Barrier in the Agreement and Plan of Merger, dated as of June 23, 2008, with Bengal Acquisition Inc. and Stiefel Laboratories, Inc., which Shares consist of (a) 35,163,367 Shares issued and outstanding and (b) 1,013,617 Shares issuable on or before the expiration of the offer pursuant to existing options.

**	The amount of the filing fee, calculated in accordance with Section 13(e) of the Exchange Act by multiplying the Transaction Value amount by 0.0000393.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑  third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) relates to the offer by Bengal Acquisition Inc., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Stiefel Laboratories, Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Barrier Therapeutics, Inc., a Delaware corporation (“Barrier”), at a purchase price of $4.15 per Share, net to the seller in cash, without interest thereon and subject to reduction for (i) any dividends or other distributions declared thereon between June 23, 2008 and such time as the initial acceptance for payment by Purchaser of any validly tendered and not properly withdrawn Shares pursuant to the Offer and (ii) any applicable federal back-up withholding or other taxes payable by such seller, if any, upon the terms and subject to the conditions set forth in the offer to purchase dated July 8, 2008 (the “Offer to Purchase”) and related letter of transmittal (the “Letter of Transmittal” which, together with the Offer to Purchaser and any amendments or supplements thereto, collectively constitute the “Offer”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B). This Schedule TO is being filed on behalf of Purchaser and Parent.

All of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) The name of the subject company is Barrier Therapeutics, Inc. Barrier’s principal executive offices are located at 600 College Road East, Suite 3200, Princeton, New Jersey 08540. Barrier’s telephone number is (609) 945-1200.

(b) This Schedule TO relates to the Offer by Purchaser to purchase all Shares for $4.15 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal. Based upon the representations of Barrier contained in that certain Agreement and Plan of Merger, dated as of June 23, 2008, by and among Barrier, Parent and Purchaser, as of June 16, 2008 there were (a) 35,163,367 Shares issued and outstanding and (b) 1,013,617 Shares issuable on or before the expiration of the Offer pursuant to existing options.

(c) The information concerning the principal market in which the Shares are traded and certain high and low prices for the Shares in that principal market is set forth in the Offer to Purchase under the heading “Price Range of Shares; Dividends” is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) through (c) This Schedule TO is filed by Parent and Purchaser. The information set forth in the Offer to Purchase under the heading “Certain Information Concerning Purchaser and Parent” and in Annex A to the Offer to Purchase is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a)(1)(i)-(viii), (x), (xii) The information set forth in the Offer to Purchase in the Introduction thereto and under the headings “Terms of the Offer,” “Acceptance for Payment and Payment for Shares,” “Procedures for Tendering Shares,” “Withdrawal Rights,” “Certain Material United States Federal Income Tax Consequences of the Offer and the Merger,” “Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations” and “Conditions of the Offer” is incorporated herein by reference.

(a)(1)(ix), (xi) Not applicable.

(a)(2)(i)-(v) and (vii) The information set forth in the Offer to Purchase under the headings “Certain Material United States Federal Income Tax Consequences of the Offer and the Merger,” “Background of the Offer; Contacts with Barrier” and “Purpose of the Offer and Plans for Barrier; Merger Agreement and Other Matters”; and “Certain Regulatory and Legal Matters” is incorporated herein by reference.

(a)(vi) Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a), (b) The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Certain Information Concerning Purchaser and Parent,” “Background of the Offer; Contacts with Barrier,” and “Purpose of the Offer and Plans for Barrier; Merger Agreement and Other Matters” is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) through (c)(1) — (7) The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Price Range of Shares; Dividends,” “Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations,” “Background of the Offer; Contacts with Barrier,” and “Purpose of the Offer and Plans for Barrier; Merger Agreement and Other Matters” is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “Source and Amount of Funds” is incorporated herein by reference.

(b) Not applicable.

(d) Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a), (b) The information set forth in the Offer to Purchase under the headings “Certain Information Concerning Purchaser and Parent” and “Purpose of the Offer and Plans for Barrier; Merger Agreement and Other Matters” is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

The information set forth in the Offer to Purchase under the headings “Background of the Offer; Contacts with Barrier” and “Fees and Expenses” is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

(a), (b) Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a)(1) The information set forth in the Offer to Purchase under the headings “Certain Information Concerning Purchaser and Parent,” “Background of the Offer; Contacts with Barrier” and “Purpose of the Offer and Plans for Barrier; Merger Agreement and Other Matters” is incorporated herein by reference.

(a)(2) The information set forth in the Offer to Purchase under the headings “Purpose of the Offer and Plans for Barrier; Merger Agreement,” “Conditions of the Offer” and “Certain Regulatory and Legal Matters” is incorporated herein by reference.

(a)(3) The information set forth in the Offer to Purchase under the headings “Conditions of the Offer” and “Certain Regulatory and Legal Matters” is incorporated herein by reference.

(a)(4) The information set forth in the Offer to Purchase under the heading “Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations” is incorporated herein by reference.

(a)(5) None.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)(A)	Offer to Purchase dated July 8, 2008.
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Summary Advertisement published on July 8, 2008.
(a)(5)(A)	Text of Press Release issued by Parent on June 23, 2008 (incorporated by reference to the pre-commencement Schedule TO-C filed by Parent on June 23, 2008).
(a)(5)(B)	Text of Press Release issued by Barrier on June 23, 2008 (incorporated by reference to the pre-commencement Schedule TO-C filed by Parent on June 23, 2008).
(a)(5)(C)	Text of Press Release issued by Parent on July 8, 2008.
(b)	Not Applicable.
(d)(1)(A)	Agreement and Plan of Merger, dated as of June 23, 2008, by and among Barrier, Parent and Purchaser.
(d)(1)(B)	Stockholder Support Agreement, dated as of June 23, 2008, by and between Parent and Geert Cauwenbergh, Ph.D.
(d)(1)(C)	Stockholder Support Agreement, effective as of June 23, 2008, by and between Parent and JPMP Capital Corp. and its affiliates.
(d)(1)(D)	Confidentiality and Standstill Agreement, dated April 24, 2008, by and between Barrier and Parent.
(g)	Not Applicable.
(h)	Not Applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: July 8, 2008

BENGAL ACQUISITION INC.

By:	/s/ Charles W. Stiefel
Name: Charles W. Stiefel
Title:  President

STIEFEL LABORATORIES, INC.

By:	/s/ Charles W. Stiefel
Name: Charles W. Stiefel

Title:	Chairman of the Board and Chief Executive Officer

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase dated July 8, 2008.
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Summary Advertisement published on July 8, 2008.
(a)(5)(A)	Text of Press Release issued by Parent on June 23, 2008 (incorporated by reference to the pre-commencement Schedule TO-C filed by Parent on June 23, 2008).
(a)(5)(B)	Text of Press Release issued by Barrier on June 23, 2008 (incorporated by reference to the pre-commencement Schedule TO-C filed by Parent on June 23, 2008).
(a)(5)(C)	Text of Press Release issued by Parent on July 8, 2008.
(b)	Not Applicable.
(d)(1)(A)	Agreement and Plan of Merger, dated as of June 23, 2008, by and among Barrier, Parent and Purchaser.
(d)(1)(B)	Stockholder Support Agreement, dated as of June 23, 2008, by and between Parent and Geert Cauwenbergh, Ph.D.
(d)(1)(C)	Stockholder Support Agreement, effective as of June 23, 2008, by and between Parent and JPMP Capital Corp. and its affiliates.
(d)(1)(D)	Confidentiality and Standstill Agreement, dated April 24, 2008, by and between Barrier and Parent.
(g)	Not Applicable.
(h)	Not Applicable.